Item 77C: Submission of Matters to a Vote of Security Holders

Shareholder Meeting Results

On August 25, 2016, the Annual Meeting of Shareholders of the Fund was held to elect two Trustees and to approve a new Portfolio Management Agreement with Sustainable Growth Advisers, LP (“Sustainable”). On June 13, 2016, the record date for the meeting, the Fund had outstanding 186,840,852 shares of beneficial interest. The votes cast at the meeting were as follows:

Proposal 1 – Proposal to elect two Trustees:
Nominee	For	Against/Withheld
John J. Neuhauser	123,495,201.599	7,911,834.436
Richard C. Rantzow	123,717,182.599	7,689,853.436

Proposal 3 - To approve a new Portfolio Management Agreement with Sustainable:

For	Against/Withheld	Abstain	Broker Non-Votes
91,244,448.561	7,034,630.085	2,182,124.489	30,945,832.900